                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                              (Amendment No. 7)

                  Under the Securities Exchange Act of 1934

                             ICHOR CORPORATION

--------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $0.01 Par Value

--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                693286 10 6

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                              (CUSIP Number)

              Jin-Soo Choi, 17 Dame Street, Dublin 2, Ireland
                        Telephone (35 31) 679-1688

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             December 29, 2000

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          (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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                                                       Page 2 of 7 Pages


CUSIP No.    693286 10 6
         -----------------------

1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above
      Persons

           MFC Bancorp Ltd.
      -------------------------------------

2)    Check the Appropriate Box if a Member of a Group

      (a)   [   ]
      (b)   [ X ]

3)    SEC Use Only
                    ------------------------------------------------------

4)    Source of Funds
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------

6)    Citizenship or Place of Organization  Yukon Territory, Canada
                                            ------------------------------

      Number of                (7)  Sole Voting Power     0
      Shares Bene-                                    --------------------
      ficially                 (8)  Shared Voting Power   3,567,380
      Owned by                                          ------------------
      Each Reporting           (9)  Sole Dispositive Power    0
      Person                                               ---------------
      With                     (10) Shared Dispositive Power  3,567,380
                                                             -------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,567,380
      --------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      --------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)  43.7%
                                                          ----------------

14)   Type of Reporting Person      CO
                               -------------------------------------------


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                                                       Page 3 of 7 Pages


CUSIP No.    693286 10 6
         -----------------------

1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above
      Persons

           Sutton Park International Ltd.
      -------------------------------------

2)    Check the Appropriate Box if a Member of a Group

      (a)   [   ]
      (b)   [ X ]

3)    SEC Use Only
                    ------------------------------------------------------

4)    Source of Funds     WC OO
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------

6)    Citizenship or Place of Organization  British Virgin Islands
                                            ------------------------------

      Number of                (7)  Sole Voting Power     0
      Shares Bene-                                    --------------------
      ficially                 (8)  Shared Voting Power   2,597,060
      Owned by                                          ------------------
      Each Reporting           (9)  Sole Dispositive Power    0
      Person                                               ---------------
      With                     (10) Shared Dispositive Power  2,597,060
                                                             -------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,597,060
      --------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      --------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    31.8%
                                                          ----------------

14)   Type of Reporting Person      CO
                               -------------------------------------------


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                                                       Page 4 of 7 Pages


This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D/A of MFC Bancorp Ltd. ("MFC") dated January 7, 2000 and the Schedule 13D/A of Sutton Park International Ltd. ("Sutton Park") dated March 13, 1998 and is filed to report a change in the beneficial ownership of certain shares of ICHOR Corporation ("ICHOR").

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR, a Delaware corporation, having an office address at 17 Dame Street, Dublin 2, Ireland.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC and Sutton Park. MFC operates in the financial services business and has an office address at 17 Dame Street, Dublin 2, Ireland. Sutton Park is a wholly-owned subsidiary of MFC and has a registered office at P.O. Box 146, Road Town, Tortola, British Virgin Islands. See Item 6 on pages 2 and 3 of this Amendment No. 7 for the jurisdiction of organization of MFC and Sutton Park, respectively.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC that have not previously been reported and of Sutton Park.


                    RESIDENCE OR                   PRINCIPAL
NAME              BUSINESS ADDRESS                 OCCUPATION                      CITIZENSHIP
----              ----------------                 ----------                      -----------

Dr. Stefan        Charlottenstr. 57,               Managing Director of the          German
Feuerstein        D-10117, Berlin,                 Industrial Investment
                  Germany                          Council GmbH

Michael J.        17 Dame Street,                  Director, President and           British
Smith             Dublin 2, Ireland                Chief Executive Officer
                                                   of MFC

Roy Zanatta       Suite 1620, 400 Burrard          Director and Secretary            Canadian
                  Street, Vancouver, British       of MFC
                  Columbia, Canada, V6C 3A6

During the last five years, neither MFC nor Sutton Park has been, nor to the knowledge of MFC or Sutton Park, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC and Sutton Park have executed a joint filing agreement consenting to the joint filing of this Amendment No. 7. Such agreement is filed as
Exhibit 1 to this Amendment No. 7 and is incorporated herein by reference.


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                                                         Page 5 of 7 Pages


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Sutton Park acquired 227,500 shares (the "ICHOR Preferred Shares") of Series 1 preferred stock in the capital of ICHOR ("Series 1 Stock") from Constable Investments Ltd. ("Constable") on April 1, 2000, which increased its holdings of Series 1 Stock to 402,500 shares (the "Shares").
Constable is a wholly-owned subsidiary of MFC.

Pursuant to the terms of a Preferred Stock Redemption and Conversion Agreement (the "Agreement") dated for reference December 21, 2000, a copy of which is filed as Exhibit 2 to this Amendment No. 7 and is incorporated herein by reference, the 402,500 shares of Series 1 Stock held by Sutton Park were redeemed for $1,197,940 and converted for 2,597,060 shares of the common stock of ICHOR (the "ICHOR Common Shares") on December 29, 2000.

Certain other shares of Series 1 Stock indirectly held by MFC were redeemed pursuant to their terms on December 29, 2000.

ITEM 4.     PURPOSE OF TRANSACTION.

Sutton Park acquired the ICHOR Preferred Shares for investment purposes and the ICHOR Common Shares pursuant to the Agreement. MFC and Sutton
Park reserve the right to make additional purchases on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC nor Sutton Park, nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Sutton Park beneficially owns 2,597,060 shares, or approximately 31.8%, of the issued and outstanding common stock of ICHOR and shares voting and dispositive power over those shares with MFC.

MFC indirectly owns 3,567,380 shares, or approximately 43.7%, of the issued and outstanding common stock of ICHOR and shares voting and dispositive power over such shares with Sutton Park and MFC Merchant Bank S.A, a wholly-owned subsidiary of MFC which is the beneficial owner of 970,320 shares of the common stock of ICHOR.

To the knowledge of MFC and Sutton Park, none of their directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did MFC, Sutton Park, or their directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.


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                                                        Page 6 of 7 Pages


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit Number         Description
      --------------         -----------

            1 Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park International Ltd. dated January 2, 2001.

            2 Preferred Stock Redemption and Conversion Agreement between ICHOR Corporation and Sutton Park International Ltd. dated for reference December 21, 2000.


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                                                         Page 7 of 7 Pages


                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 2, 2001

                                          --------------------------------
                                                       (Date)

                                                   MFC BANCORP LTD.

                                             By: /s/ Michael J. Smith
                                          --------------------------------
                                                     (Signature)

                                             Michael J. Smith, President
                                          --------------------------------
                                                   (Name and Title)


                                                   January 2, 2001

                                          --------------------------------
                                                       (Date)

                                           SUTTON PARK INTERNATIONAL LTD.

                                             By: /s/ Michael J. Smith
                                          --------------------------------
                                                     (Signature)

                                             Michael J. Smith, Director
                                          --------------------------------
                                                  (Name and Title)


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                               EXHIBIT INDEX

      Exhibit Number         Description
      --------------         -----------

            1 Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park International Ltd. dated January 2, 2001.

            2 Preferred Stock Redemption and Conversion Agreement between ICHOR Corporation and Sutton Park International Ltd. dated for reference December 21, 2000.